Attorneys at Law | 711 Third Ave., New York, NY 10017-4014 T (212) 907-7300 | F (212) 754-0330 | www.golenbock.com

Direct Dial No.: (212) 907-7349

Direct Fax No.: (212) 754-0330

Email Address: AHudders @GOLENBOCK.COM

April 17, 2024

United States Securities and Exchange Commission

Division of Corporation Finance – Office of Finance

Washington, DC 20549

Attention:	Mr. Tyler Howes
Ms. Laura Crotty
Ms. Christine Torney
Ms. Lynn Dicker

Re:	Invizyne Technologies Inc. Amendment No. 1, to Registration Statement on Form S-1 File Date: February 14, 2024 Amendment No. 2 file date: April 17, 2024 File No. 333-276987

Dear Sirs and Mesdames:

Reference is made to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 13, 2024, commenting on Amendment No. 1, to the registration statement on Form S-1 (“Form S-1”), of Invizyne Technologies Inc. (the “Company”), filed on February 14, 2024.

I am responding on behalf of the Company as its counsel, to the comment letter. The response format sets forth the Staff comment followed by the response thereto of the Company.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1. We note disclosures on page F-6 and F-22 that you elected to opt out of the extended transition period for applying new or revised accounting standards. Please revise the cover page of your filing to check the box indicating your election to not use the extended transition period for complying with new or revised financial accounting standards.

Response:

The opt out box has been checked in this amendment.

Securities and Exchange Commission
April 17, 2024

2. We note your disclosure on page 21 that the listing of the company’s common stock on Nasdaq is a closing condition to the offering under the underwriting agreement. Please revise the cover page to disclose that the offering is contingent upon the listing.

Response:

There has been added, in places where appropriate throughout the prospectus, that approval of the listing of the Common Stock on the Nasdaq Stock Market is a closing condition to the initial public offering by the Company.

3. Please revise the cover page to state that MDB Capital Holdings, LLC is the parent company of Invizyne. In this regard we note your statement on page F-6 that the company “is a technology development subsidiary of MDB Capital Holdings, LLC.”

Response:

There has been added, in places where appropriate throughout the prospectus, that MDB Capital Holdings, LLC is the parent company of Invizyne.

Table of Contents, page i

4. We refer to the second sentence of the second paragraph following your table of contents. Please revise this sentence to remove the double negative as the current drafting implies you have authorized third-parties to provide information differing from the disclosures in this prospectus.

Response:

The double negative has been removed in response to the above comment from the Staff.

Prospectus Summary

Overview, page 1

5. Please revise the Summary to present a balanced view of the company by stating that you are a pre-revenue, development stage company without a history of manufacturing, product development, or marketing endeavors. Please also state that as of the date of the prospectus the company’s technology is still largely in development and products are being produced at lab scale quantities only, with no assurance that products in development will ever reach commercial scale quantities or become commercially viable, as disclosed elsewhere.

Response:

The disclosure about the Company has been revised in the summary and in the “Business” section, as well as in other relevant places in the prospectus, to give a more balanced view of the company in several ways: (i) in various places, it is stated that the Company is a pre-revenue, development stage company, (ii) in various places, it is made clear that the Company does not have a history of manufacturing, and where appropriate clearly indicates that its manufacturing has been in a laboratory setting, (iii) in various places, it is made clear that the company does not have a history of extensive product development but rather its products are cannabinoids and biofuel, and (iv) it has limited marketing experience. There has been added disclosure in various places to clarify that the Company products may not reach commercial scale or be commercially viable.

Securities and Exchange Commission
April 17, 2024

6. Please revise both the Summary and Business sections generally to eliminate puffery and marketing language used to describe the company and its SimplePathTM platform, as many of the assertions appear premature based on your stage of development. Alternatively, provide support for all such assertions. By way of example only, we note the following:

● Your statement that Invizyne is “redefining” biomanufacturing.

● Your statement that Invizyne has developed a new technology that you believe has the potential to “revolutionize the way molecules are created” and “revolutionize the production of many valuable chemicals, drive industry expansion, and shape a more sustainable future”.

● Your statement that the process “radically simplifies” the biobased process of synthesizing a new molecule and “eliminates many of the inherent limitations and bottlenecks of legacy technologies”.

● Descriptions of Simple Path as “groundbreaking”.

● Your statement that Invizyne has the “potential to decarbonize the chemical sector”.

● The following statement on page 37: “Much like how plastics transformed our society in the 1960’s, we believe that our Biomanufacturing 2.0 platform, SimplePath’, is the future of how everyday products will be delivered.”

Response:

The disclosure throughout the prospectus has been revised to eliminate puffery and marketing language, including but not limited to the above referenced language occurrences. The disclosure has been revised to focus on what the Company is doing at this time and the time period for the use of funds, rather than so much in the future.

7. Please tell us your basis for your assertion that SimplePath is more “efficient, environmentally friendly, and cost-effective” than traditional methods of sourcing molecules. Please disclose if you or any third-parties have conducted studies to confirm these claims.

Response:

The disclosure has been revised, throughout the prospectus, to compare the management beliefs about the quality of the SimplePathTM platform and processes compared to the several legacy methods of producing chemicals and products.

There has been disclosed that the assertions about the SimplePathTM platform and processes have only been recently created and tested in the laboratory setting and that there has been no third party, independent testing or studies conducted to verify the claims of the Company.

Securities and Exchange Commission
April 17, 2024

8. Please revise this section to explain what your current commercialization plans are for your cannabinoid applications of your SimplePathTM platform. In your revisions, please clarify if you intend to out-license potential APIs, collaborate with third-parties or conduct clinical development on your own.

Response:

The prospectus summary has been revised to clarify that the commercialization strategy is largely going to be through the use of third parties adopting for their use the SimplePathTM platform and processes.

9. Please revise your disclosure in explain the basis for your statements here and elsewhere that you have “successfully demonstrated” in the laboratory the feasibility of manufacturing chemicals using SimplePathTM and that you believe your processes can be “scaled up to achieve commercial production capabilities”. In this regard we note your risk factor disclosure that you have may never reach commercial scale quantities or become commercially viable.

Response:

The prospectus has been modified to indicate the statement noted in the above comment from the Staff, and similar statements in the prospectus, are being made on the basis of the Company belief. These statements also have been modified to add explanation and qualification, tempering the assertive nature of the statements in the original prospectus.

Summary of Risk Factors, page 3

10. We note the statement on page 4 and elsewhere that the company is a smaller reporting company within the meaning of the Securities Act. Please revise the front page of the registration statement to check the smaller reporting company box accordingly.

Response:

The smaller reporting company box has been checked in this amendment.

Securities and Exchange Commission
April 17, 2024

11. Please revise the last bullet point on page 4 to quantify the immediate dilution per share in the net tangible book value of the common stock an investor may purchase in the offering, as disclosed on pages 23 and 25.

Response:

There has been added a quantification of per share dilution as a result of the offering to the bullet list of risk factors.

Risk Factors, page 8

12. Please revise the risk factors section to include a risk factor regarding the conflict of interest between the company and Public Ventures, LLC as the underwriter of the offering.

Response:

There has been added a risk factor indicating the conflict of interest between the Company and Public Ventures, LLC, the underwriting of the offering.

13. Please revise this section to include a risk factor regarding the dilution that may be experienced as a result of the selling security holder offering. Your discussion should include the number of shares to be offered by the selling security holder versus the number of shares being offered by the company directly.

Response:

We wish to point out to the Staff that there will not be substantial economic or voting dilution as a result of the selling security holder offering. The reason for this is that bulk of the offered 8,027,538 shares are currently issued and outstanding. Only 410,586 shares of Common Stock are to be issued at a price less than the offering price. Given that these shares will represent only 2.4% of the post offering issued and outstanding shares in the amount of 17,050,000 shares, the Company has not provided the dilution calculation, because it will be quite small.

Notwithstanding the above, there has been disclosure in various places added to indicate that the selling security holder has a large amount of shares, what its current and post offering percentage ownership position will be, and that if it sells its shares there will may be substantial, adverse market effect.

Our systems rely on the need for purified enzymes and co-factors for the conversions of input feedstock into final products, page 11

14. We note your discussion of “co-factors” and “feedstock” both here and elsewhere in the prospectus. Please revise your disclosure to explain the meaning of these terms in the context discussed.

Response:

The disclosure in the prospectus has been clarified about what co-factors and feedstock are. At the above referenced section of the prospectus, at other places throughout the prospectus, where technical terms have been used, the language has been modified to add explanatory parentheticals and sentences.

Securities and Exchange Commission
April 17, 2024

15. We note the following statement on page 11: “We have observed continuous conversion of input feedstock into product for a time period of at least seven days.” Please revise this risk factor to explain the significance of this statement and the disclosure that follows.

Response:

The prospectus has been modified to indicate the significance of the seven day time frame. The fact of a longer conversion period indicates a more efficient, and therefore a more cost effective, process.

We currently have limited accounting personnel with the background in public company accounting and reporting., page 19

16. Please revise this risk factor to explain the material risk presented by potential future material weaknesses in the company’s controls and procedures.

Response:

The risk factor has been revised and an additional risk factor has been added to indicate more generally the risks about a possible material weakness in the Company’s controls and procedures.

Dividend Policy, page 24

17. Please revise your disclosure in this section to note the share dividend declared and paid on February 7, 2024.

Response:

The dividend disclosure has been revised to make clear the nature of dividends and distributions, and there has been added a second paragraph discussing the February 7, 2024 stock dividend.

Securities and Exchange Commission
April 17, 2024

Dilution, page 25

18. Please tell us and revise your filing as necessary to explain how you have determined the net tangible book value of $3.0 million, or $0.30 per share of Common Stock as of September 30, 2023 and pro forma as adjusted net tangible book value as of September 30, 2023, of approximately $3.0 million, or $0.24 per share of Common Stock. Additionally, please reconcile the disclosures in the first two paragraphs of net tangible book value per share and pro forma as adjusted net tangible book value per share with the dilution table on page 25.

Response:

The figures have been updated to reflect the status as of December 31, 2023. The net tangible book value per share of Common Stock is calculated by subtracting our total liabilities from our total tangible assets and then dividing by the number of outstanding shares of Common Stock. Additionally, the dilution table has been aligned with the information provided in the previous paragraphs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Stock Based Compensation, page 32

19. Please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your

Response:

A 409a valuation completed on March 1, 2023, valued the business at $1.66 per share. In September 2023, the company authorized stock options for a total of 914,132 shares of common stock at a price of $1.66 per share, with the option agreements executed on November 1, 2023. Since the options were promised in September 2023, the March 1, 2023, 409a valuation served as an appropriate measure of the share price. There were no significant changes in the company’s operations between March 2023 and November 2023 that would affect the valuation.

Securities and Exchange Commission
April 17, 2024

Business

Overview, page 35

20. We note your disclosure stating that you have received grants from two non-governmental sources in addition to the grants from the DOE and NIH. Please revise your disclosure to provide more background on these grants, including a discussion of what the grants were for, any material terms of the grants and the names of the non-governmental parties.

Response:

The prospectus has been modified to include information about the grants received from the non-governmental parties. One grant was at the time of inception, five years ago, which has been completed, and the second was made in 2023, and is still being performed.

Opportunity for Cell-Free Multi-Step Enzyme Biocatalysis, page 35

21. Please define the term “enzyme cascade” at first use.

Response:

The prospectus has been modified to explain what the term “enzyme cascade’ means.

Securities and Exchange Commission
April 17, 2024

Our Solution, page 37

22. We note your references both here and elsewhere to “green” solutions, manufacturing systems, and operating conditions. Please revise your disclosure to clarify the meaning you are attributing to the term as used, including a discussion of related regulatory standards.

Response:

Throughout the prospectus, the discussion of what “green” is has been revised to make clear the processes or issues being addressed would be less polluting or environmentally damaging.

Current Lead Applications of SimplePath Cannabinoids as APIs, page 38

23. We note your references to “therapeutic” applications for cannabinoids. Please revise to clarify whether the cannabinoid compounds that you discuss when incorporated into products would require clinical testing and FDA approval prior to commercialization. If not, please clarify how and in what types of products such compounds would be used.

Response:

The regulatory section has been changed and expanded to give a greater overview of the regulation that cannabinoid products, including pharmaceuticals, would have to comply with. Because the Company is still in the pre-revenue and development stage and is most likely to engage others or the licensed users of the SimplePathTM platform to carry out the FDA and other compliance, the statements about food and drug regulation still is only made in a general way.

There has been added to the regulatory section a general discussion of the regulatory framework and regulatory considerations that apply generally to biofuels. Again, as the Company is in the development stage for these products and is most likely to engage others or the licensed users to carry out testing and regulatory compliance, the statements about biofuel regulation is only made in a general way.

24. We note your disclosure stating that you believe you will be able to “more efficiently” develop your cannabinoids for testing in certain indications. Please revise to clarify what is meant by the term “indication” in this context. To the extent you are referring to the use of your cannabinoid products for treating a particular disease or condition, please remove any implication that you will be able to “more efficiently” develop your cannabinoids.

Response:

The prospectus has been modified to explain what an indication is in the context of the SimplePathTM platform. Additionally, the prospectus has been modified to remove the implication that cannabinoid products of the Company will be more efficiently developed.

Securities and Exchange Commission
April 17, 2024

Intellectual Property, page 40

25. Please revise your disclosure to include the type of patent protection (e.g., composition of matter, method of use or process) and expiration dates or potential expiration dates, if granted, for the ten patents and patent applications discussed in this section. Please disclose the same information in relation to the six patents licensed from UCLA.

Response:

The prospectus has been modified to add a table of the current licensed and Company patents, with a description thereof, including the type of patent and expiration date.

Our Business Model, page 40

26. Please revise here, or wherever else appropriate, to discuss the material terms of your joint venture with Neuractas Therapeutics. Please also file this agreement as an exhibit to your registration statement or tell us why you believe such a filing is not necessary.

Response:

The disclosure about the potential joint venture, and the agreement description, has been added to the prospectus. The Company wishes to make clear that this is more of an agreement to agree. The joint venture is not yet operational. Therefore, neither the Company nor Neuractas Therapeutices has not spent a substantial amount of money, time, or effort for its current status. The description of the potential joint venture arrangement is only being offered as an example of one type of agreement that the Company plans for its commercialization of its SimplePathTM platform. Because in this case the two companies have only acted preliminarily, the Company takes the position that this is not a material agreement at this time. Therefore, the Company is not filing the agreement as an exhibit to the Registration Statement.

27. Please explain what is meant by the phrase “key-to-the-kingdom.”

Response:

This phrase has been taken out of the prospectus.

Securities and Exchange Commission
April 17, 2024

Key terms of the license agreement with UCLA, page 41

28. Please revise the discussion of your licensing agreement with UCLA to disclose the royalty rates, or royalty rate ranges not to exceed ten percentage points, and quantify the minimum annual royalties and potential aggregate milestone payments due under this agreement. Please also disclose the aggregate amount of all payments made to date and add a risk factor disclosing that when you begin commercial sales your royalty obligations under this agreement may exceed your revenues from product sales. Please file the agreement as an exhibit to your registration statement. Refer to Item 601(b) of Regulation S-K.

Response:

The disclosure has been expanded to reflect the different financial requirements of the UCLA license agreement. The form of agreement will be filed with the new amendment.

Regulation, page 41

29. Please revise this section to provide a more fulsome discussion of the regulatory regimes that govern commercial sales of your products. For example only, please discuss the regulations surrounding using cannabinoids, and other cannabis derived products, in the therapeutic or medical context.

Response:

The regulation section has been expanded to give a more fulsome discussion of the general regulation of cannabinoids and the range of regulation when they are used in pharmaceuticals and ingestibles. Additionally, there has been discussion added about the regulation of biofuels.

Securities and Exchange Commission
April 17, 2024

Executive Compensation, page 49

30. Please disclose if you have entered into employment agreements with each of your named executive officers. If you have entered into employment agreements with these executive officers, please file the agreements as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K for guidance.

Response:

Mr. Heltzen has an employment agreement, which is described in the prospectus and the agreement is filed as an exhibit. All persons at the Company currently are employed on an at-will basis.

31. Please revise the compensation table on page 49 to include the principal position of each listed individual.

Response:

The table has been revised to include the principal position(s) of each listed person.

Certain Relationships and Related Party Transactions, page 51

32. Please revise this section to include disclosure of all information required by Item 404(d) of Regulation S-K.

Response:

The disclosure about the parent control position, required by 404(d)(3), has been added to this section of the prospectus.

We believe that there is no promoter that has to be disclosed or discussed pursuant to Item 404(d)(2).

Principal Stockholders, page 51

33. Please revise the table on page 52 to identify the natural person(s) with voting and/or dispositive control over the shares held by MBD Capital Holdings, LLC.

Response:

The footnotes to the table where there is reference to a company ownership has been changed to indicate the individuals with voting and dispositive authority over the shares held by the corporate holder.

Securities and Exchange Commission
April 17, 2024

Unaudited Financial Statements for the Interim Period Ended September 30, 2023

Notes to the Consolidated Financial Statements

8. Exclusive License Agreement (Invizyne), page F-12

34. Please revise your disclosure to identify the type of milestone (i.e. regulatory, development, sales, etc.) that the company has not yet achieved. Additionally, disclose a cumulative quantitative amount for each category of milestones.

Response:

The Company has revised its disclosure regarding the milestones.

Consolidated Audited Financial Statements for the Years Ended December 31, 2022 and 2021 Consolidated Balance Sheets, page F-17

35. Please revise your presentation for the years ended December 31, 2022 and 2021 to add a line before the sub-total for current liabilities.

Response:

The Company has revised its financial statements and inserted the year end financials statement for fiscal years ended December 31, 2023 and 2022. These updated financial statements have been adjusted to include the subtotal for current liabilities.

Item 16. Exhibits and Financial Statement Schedules, page 11-3

36. Please refile your exhibits in the proper text-searchable format. Refer to Item 301 of Regulation S-T for guidance.

Response:

We have refiled the agreement with Digital Offering in a text searchable format. Unfortunately, we are not able to obtain a text searchable format for the certificate of incorporation, as that is sent by the state in their format, with various stamps etc. indicating the filing date. We believe all the other exhibits are in text searchable format.

Securities and Exchange Commission
April 17, 2024

37. Please file the executed SAFE agreements dated July 3, 2023, as it appears that you have only filed the form of such agreements as Exhibit 4.2.

Response:

We have filed the two SAFE agreements, as requested.

General

38. Please revise the cover page of the selling security holder prospectus to clarify the timing of the resale offering. In this regard, we note that the primary offering may not commence unless the Nasdaq listing is obtained. Please clearly state whether the resale may occur simultaneously with the initial public offering of shares by Public Ventures, LLC on behalf of the company if the listing is approved, or whether the resale may only commence once the initial public offering has closed.

Response:

The cover page of the selling security holder prospectus has been changed to clarify the timing of the resale offering, to reflect that it is not dependent on the listing, and that shares may be sold simultaneously with the underwritten offering.

39. As it appears the conversion of the SAFE investments pursuant to their terms will not occur until the consummation of the initial public offering, revise to remove the securities issued pursuant to the conversion of the SAFEs from the selling security holder prospectus. Refer to Securities Act Section 5 C&DI 139.11.

Response:

The shares to be issued on conversion of the SAFE held by the selling security holder has been removed from the prospectus for the purposes of reselling those securities. At this time, the Calculation of Fees for the Registration Statement have been left to continue to include them. If there is a change in the securities to be offered, the fee schedule will be adjusted to take advantage of the fee paid on those securities that are no longer being offered.

40. Given the company will bear all fees and expenses incident to the resale registration statement, the fact that the resale component appears necessary to create a market for the company’s listing, and your statements that the company is a subsidiary of the selling security holder and your references to the selling security holder as the parent of the company, it appears that the resale portion of the offering should be deemed an indirect primary being conducted by or on behalf of the issuer. As such, please name the selling security holder as an underwriter and fix a price at which the resale shares will sell for the duration of the offering.

Response:

The selling security prospectus has been changed to reflect that the selling security holder is a deemed underwriter and that the price at which the shares will be offered is $4.00, until such time, if ever, there is a bonafide public market, at which time the company will file a revised prospectus whereby the selling security holder shares may be sold at an at market based price.

Securities and Exchange Commission
April 17, 2024

41. Please revise the cover page of the selling security holder prospectus to clearly state how many shares underlying warrants are included in the offering and the exercise price of the warrants.

Response:

The cover and the proceeds section have both been revised to indicate the exercise price and the number of shares for which the warrant may be exercised.

42. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

At this time, there have been no written communications, as defined in Rule 405, used by the Company or on behalf of the Company, that need to be filed with the SEC. The only document being used in connection with the offering is the preliminary prospectus.

The Company understands that its management persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff of the Securities and Exchange Commission.

If you have any questions about the foregoing, please do not hesitate to contact Andrew D. Hudders of this firm at 212-907-7349 or ahudders@golenbock.com.

Very truly yours,

/S/ Golenbock Eiseman Assor Bell & Peskoe LLP

Golenbock Eiseman Assor Bell & Peskoe LLP

cc:	Mr. Michael Heltzen,
Chief Executive Officer

Mr. Mo Hayat,
President